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82-1106

02 FEB -5 AM 8:16

GOLDCORP INC.



02002892

NOTICE OF YEAR END RESULTS

Toronto, Canada
February 1, 2002

SUPPL

GOLDCORP INC. (TSE: G; NYSE: GG) Rob McEwen, Chairman and CEO of Goldcorp Inc. is pleased to announce that Goldcorp will be releasing its year end results after the market closes on Thursday, February 7, 2002.

An analyst meeting will be webcast live (audio only) at www.newswire.ca on **Friday, February 8, 2002 at 8:30 a.m. (EST).**

Goldcorp is a North American based gold producer. Its shares trade on the Toronto and New York Stock Exchanges. The company operates the Red Lake Mine, which is one of the lowest cost and richest gold mines in the world. It is in excellent financial condition, positive free cash flow and earnings and no debt. Goldcorp's gold production is unhedged which allows its shareholders to participate fully in a rising gold price environment.

For further information, please contact:

Chris Bradbrook
Vice President, Corporate Development
Telephone: (416)865-0326
Fax: (416)361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com

Corporate Office:

145 King Street W.
Suite 2700
Toronto, Ontario
M5H 1J8

-30-

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